

Bryan Brown · 3rd

University of Oklaho
Health Sciences Cer

Financial Advisor

Tulsa Metropolitan Area · 500+ connections · **Contact info**

Experience



Chief Executive Officer
Select Medical
Oct 2016 – Aug 2017 · 11 mos
Tulsa, Oklahoma



Director, Hospitalist Program
Saint Francis Health System
Mar 2015 – Oct 2016 · 1 yr 8 mos
Tulsa, Oklahoma

I maintain operational and financial oversight for both Saint Francis main and south campuses
Hospitalist programs. Currently Saint Francis employees 40 Hospitalist and we are in an
expansion and recruitment period with planned growth to 50 plus providers. My primary roles
include stabilization of the group, growth, development and implementation of new ...**see mor**



Utica Park Clinic
7 yrs 5 mos



Administrative Director
Dec 2012 – Mar 2015 · 2 yrs 4 mos
Tulsa, Oklahoma Area

Utica Park Clinic is the outpatient Physician services division of Hillcrest Healthcare System. Located in northeastern Oklahoma, Utica Park Clinic is made up of over fifty clinic locations, 200+ employed providers, ranging from Pediatrics and Family Medicine to Orthopedics and Neurology, and employees over 1100 employees. …see mor

Project Manager
Mar 2012 – Dec 2012 · 10 mos

Responsible for ensuring projects of all sizes are completed in a timely manner. I worked closely with all members of the multi-disciplinary team to ensure implementation, education, construction, and start dates are as seamless as possible. Recent projects include update of the telemetry monitoring systems and extensive work on the accreditation process f …see mor

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Imaging Specialist
GE Healthcare

Nov 2003 – Jan 2006 · 2 yrs 3 mos

Sales and introduction of new products, grew current accounts within all product lines, tracked sales numbers to reach personal and team goals, was responsible for maintenance of accounts building strong business relationships with new and existing customers, and addressed all concerns that arose from product uses.



Shift Supervisor
Deaconess Hospital

Aug 2002 – Nov 2003 · 1 yr 4 mos

Supervision of 8 -12 employees in the x-ray department, ensured that all procedures were completed in a timely manner, critiqued exams for quality and proper positioning to provide maximum diagnostic information, worked in a flexible environment that required experience in emergency rooms, procedure rooms, and portable equipment.

Education

University of Oklahoma Health Sciences Center
Master of Health Administration, Health/Health Care Administration/Management
2010 – 2013



University of Oklahoma Health Sciences Center
Bachelor's degree, Radiologic Technology/Science - Radiographer
2000 – 2002



Oklahoma State University

None, None
1997 – 2000

Skills & endorsements

Hospitals · 48

 Endorsed by **Tom Neff and 5 others who are highly skilled at this**

 Endorsed by **5 of Bryan's colleagues at S** Francis Health System

Healthcare · 47

 Endorsed by **Brian Stutt, CPC and 8 others who are highly skilled at this**

 Endorsed by **5 of Bryan's colleagues at S** Francis Health System

Healthcare Management · 31

 Endorsed by **David Chaussard and 3 others who are highly skilled at this**

 Endorsed by **4 of Bryan's colleagues at S** Francis Health System

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